UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-33362
eTelecare Global Solutions, Inc./ NASDAQ Global Market

(Exact name of Issuer as specified in its charter and name of Exchange where security is listed and/or registered)
31st Floor CyberOne Building, Eastwood City, Cyberpark, Libis, Quezon City Philippines 1110 63 (2) 916 5670

(Address, including zip code, and telephone number, including area code of Issuer’s principal executive offices)
Common shares, par value two Philippine peso per share, each represented by one American Depositary Share

(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and resignation:
☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities for listing and/or withdraw registration on the Exchange.[1]

☑	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, eTelecare Global Solutions, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

January 2, 2008	By	J. Michael Dodson	Chief Financial Officer

Date		Name	Title